Exhibit 12

Toys “R” Us Property Company I, LLC

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	6/1/2005 to 1/28/2006	For the year ended			39 Weeks Ended 10/31/2009
		02/03/07	2/2/2008	01/31/09

Consolidated pretax income from continuing operations	$7,076	$18,977	$28,055	$56,770	$42,909
Interest capitalized during period	—	—	—	—	—
Total fixed charges	23,736	124,130	115,374	83,038	69,441

Adjusted income from continuing operations	$30,812	$143,107	$143,429	$139,808	$112,350

Fixed Charges:
Interest expense	$18,307	$104,732	$99,723	$71,455	$61,735
Interest capitalized during period	—	—	—	—	—
Interest portion of rental expense	5,429	19,398	15,651	11,583	7,706

Total Fixed Charges	$23,736	$124,130	$115,374	$83,038	$69,441

Ratio of Earnings to Fixed Charges	1.30	1.15	1.24	1.68	1.62

(a)	For purpose of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before discontinued operations (ii) interest expense, including the portion of rents representative of an interest factor, and (iii) amortization of debt issue costs. Fixed charges consist of interest expense, amortization of debt issue costs, and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	12,537	43,676	41,854	43,314	32,762
Capitalization factor	5.9	5.3	4.5	4.7	3.8
Weighted average cost of long-term debt	7.34%	8.38%	8.31%	5.69%	6.19%
Interest in rent expense	5,429	19,398	15,651	11,583	7,706
% of interest to rent expense	43%	44%	37%	27%	24%